Exhibit 99.199

DeFi Technologies’ Subsidiary Valour Approved for Swiss
VQF Membership

•	Valour has been admitted to The Financial Services Standards Association (in German: Verein zur Qualitätssicherung von Finanzdienstleistungen, “VQF”), a self-regulatory organization.
•
The membership assures people that all DeFi Europe AG (“DeFi Europe”) trade operations are compliant with Swiss anti-money laundering legislation and provides a regulatory stamp of approval strengthening the Company’s trust as an issuer of digital assets

•	The membership marks Valour as the first and only ETP issuer with admission to VQF association and it also enables the company to offer digital assets directly to businesses and institutions.

TORONTO, April 11, 2022 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that Valour Inc. (“Valour”), its wholly owned subsidiary and a pioneer in digital asset exchange traded products (“ETPs”), has been approved for a Swiss VQF membership through its Switzerland-based entity DeFi Europe.

The Swiss VQF membership was awarded by VQF, a self-regulatory association for the financial industry in Switzerland. The SRO is supervised by the country’s official watchdog, the Swiss Financial Market Supervisory Authority (“FINMA”).

DeFi Europe is a wholly owned subsidiary of Valour Inc. based in Zug, Switzerland. With the approval, DeFi Europe can now operate as a broker for digital assets, fully compliant with Swiss anti-money laundering legislation, enabling the company to offer access and liquidity in digital assets to businesses and institutions. The membership provides a regulatory stamp of approval strengthening the Company’s trust as an issuer of digital assets. Valour becomes the first and only ETP issuer with admission to the VQF association.

“We see a tremendous amount of development across the broker landscape with continued adoption and demand for ETPs and digital assets,” said Tommy Fransson, CEO of Valour. “In addition to ETPs, the most innovative brokers are searching for the possibility to offer crypto directly to their clients. With our state of the art infrastructure already in place, in combination with the transparency and trust that is a guiding principle for us at Valour, we see this as our next phase to leverage our existing operations that will enable us to support our counterparts.”

“We continue to focus on providing transparency and utility to investors,” said Russell Starr, CEO of DeFi Technologies. “Receiving admission to the VQF association further strengthens our value proposition and validates our ambition to be a leading provider of digital assets. We believe this will be an important step in our roadmap to access an even larger part of the institutional market.”

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About VQF

The Financial Services Standards Association (in German: Verein zur Qualitätssicherung von Finanzdienstleistungen - VQF) is a self-regulatory organization. In Switzerland, the Swiss Financial Market Supervisory Authority (FINMA) is the Swiss government body responsible for financial regulation of financial institutes/intermediaries such as banks, insurances, broker-dealers, funds as well as SRO’s.

About DeFi Europe

DeFi Europe is a wholly owned subsidiary of Valour Inc. based in Zug, Switzerland. Once approved, DeFi Europe will be operating as a broker for virtual assets, fully compliant with Swiss anti-money laundering legislation and enable the company to offer access and liquidity in virtual assets.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI) (GR: RMJ.F) (OTC: DEFTF). For more information on Valour, visit www.valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward‑looking information includes, but is not limited to, statements with respect to: the DeFi Europe’s Swiss VQF membership; the business plans for DeFi Europe; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies of business opportunities; the development of future ETPs and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to, regulatory approval of DeFi Europe; the growth and development of the DeFi and cryptocurrency sector; rules and regulations with respect to DeFi; regulatory approval of ETPs and future adoption of Valour’s ETPs. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Wachsman PR, defitech@wachsman.com

CO: DeFi Technologies, Inc.

CNW 03:00e 11-APR-22